

16014904

SEC
Mail Processing
Section
MAR 14 2016
Washington DC
416

IISSION

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: March 31, 2016<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8 – 40685 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Midland Securities, Ltd.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 LBJ Freeway, Suite 710
(No. and Street)

| Dallas | Texas | 75234 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradford Phillips — 469-522-4309
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Phillip V. George, PLLC**
(Name – *if individual, state last, first, middle name*)

| **1842 FM 1566 W.** | **Celeste** | **Texas** | **75423** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Bradford Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Midland Securities, Ltd.**, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

LUCIA S. ESPARZA
Notary Public, State of Texas
My Commission Expires
November 08, 2018

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have audited the accompanying statement of financial condition of Midland Securities, Ltd. formerly Weller, Anderson & Co., Ltd. (a Texas limited partnership) as of December 31, 2015, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Midland Securities, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midland Securities, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Midland Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Midland Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 11, 2016



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# MIDLAND SECURITIES, LTD.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2015

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 259,402 |
| Debt securities, at fair value | | 6,994,850 |
| Trading deposit | | 3,998,963 |
| Clearing deposit | | 1,000,000 |
| Property and equipment, net of accumulated depreciation of $1,212 | | 7,155 |
| Other assets | | 9,868 |
| Total assets | $ | 12,270,238 |
| LIABILITIES and PARTNERS' CAPITAL | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 22,723 |
| Accrued compensation payable | | 48,125 |
| Payable to clearing broker-dealer | | 6,931,242 |
| Payable to related party | | 78,109 |
| Total liabilities | | 7,080,199 |
| Partners' capital | | 5,190,039 |
| Total liabilities and partners' capital | $ | 12,270,238 |

See accompanying notes to financial statements.

**MIDLAND SECURITIES, LTD.**
**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---|
| REVENUES | | |
| Trading profits, net of trading interest expense of $4,455 | $ | 1,079,097 |
| Interest | | 44,187 |
| Other income | | 291 |
| Total revenue | | 1,123,575 |
| EXPENSES | | |
| Administrative and management fee - related party | | 150,000 |
| Clearing and execution costs | | 64,451 |
| Communications | | 5,672 |
| Compensation and related costs | | 608,115 |
| News and quotes | | 129,880 |
| Occupancy and equipment | | 28,614 |
| Professional fees | | 43,129 |
| Regulatory fees | | 11,779 |
| Other expenses | | 2,121 |
| Total operating expenses | | 1,043,761 |
| NET INCOME | $ | 79,814 |

See accompanying notes to financial statements.

**MIDLAND SECURITIES, LTD.**
**STATEMENT OF PARTNERS' CAPITAL**
**YEAR ENDED DECEMBER 31, 2015**

| | General Partner | Limited Partner | Total |
|---|---|---|---|
| Balance at December 31, 2014 | $ 15 | $ 110,210 | $ 110,225 |
| Partner capital contributions | - | 5,150,000 | 5,150,000 |
| Partner capital withdrawals | - | (150,000) | (150,000) |
| Net income | 80 | 79,734 | 79,814 |
| Balance at December 31, 2015 | $ 95 | $ 5,189,944 | $ 5,190,039 |

See accompanying notes to financial statements.

**MIDLAND SECURITIES, LTD.**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 79,814 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Unrealized gain on debt securities | (63,687) |
| Depreciation | 1,212 |
| Changes in assets and liabilities: | |
| Increase in debt securities | (6,931,163) |
| Increase in trading deposit | (3,998,963) |
| Increase in clearing deposit | (1,000,000) |
| Increase in other assets | (9,266) |
| Increase in accounts payable and accrued expenses | 22,294 |
| Increase in accrued compensation payable | 48,125 |
| Increase in payable to clearing broker/dealer | 6,931,242 |
| Increase in payable to related party | 63,161 |
| Net cash used in operating activities | (4,857,231) |
| **Cash flows from investing activities:** | |
| Purchase of property and equipment | (8,367) |
| **Cash flows from financing activities:** | |
| Partner capital contributions | 5,150,000 |
| Partner capital withdrawals | (150,000) |
| Net cash provided by financing activities | 5,000,000 |
| Net increase in cash | 134,402 |
| Cash at beginning of year | 125,000 |
| Cash at end of year | $ 259,402 |

**Supplemental Disclosures of Cash Flow Information:**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ - |

See accompanying notes to financial statements.

**MIDLAND SECURITIES, LTD.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2015**

## NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

Midland Securities, Ltd., formerly Weller, Anderson & Co., Ltd. (the "Partnership"), is a Texas limited partnership established in June 1985. The managing general partner of the Partnership is ARS Windchase, Inc., a Nevada corporation (the "General Partner"). Unless dissolved sooner by the General Partner, the term of the Partnership shall continue until December 31, 2031.

The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities and clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Partnership's operations consist primarily of trading of debt securities for its own account and brokering debt securities for institutional customers. The Partnership also trades debt securities in the secondary wholesale market. The Partnership's trading and brokering consist primarily in U.S. government securities, mortgage backed securities, municipal bonds and certificates of deposit issued by banking institutions. The majority of the Partnership's customers are institutions and broker-dealers located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note B. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

**NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Property and Equipment

Property and equipment is stated at the cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method over estimated useful lives of two to five years.

Revenue Recognition

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. Customer security transactions that are executed through the Partnership's proprietary trading account are recorded on a trade date basis as principal commission revenues. The related expenses are also recorded on a trade date basis.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Partnership is subject to state income taxes.

## NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS

### *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

### *Processes and Structure*

Management is responsible for the Partnership's fair value valuation policies, processes, and procedures. Management implements valuation control processes to validate the fair value of the Partnership's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

**NOTE B – FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)**

***Fair Value Measurements***

The following is a description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities are carried at estimated fair values and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Partnership's clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all of the Partnership's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Partnership's major security types by the fair value hierarchy levels as of December 31, 2015.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| ASSETS | | | | |
| Debt Securities | $ - | $ 6,994,850 | $ - | $ 6,994,850 |
| Total | $ - | $ 6,994,850 | $ - | $ 6,994,850 |

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2015, the Partnership recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Partnership during 2015.

## NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER

The Partnership has a clearing agreement with Hilltop Securities, Inc. (Hilltop), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Partnership. The clearing agreement requires the Partnership to maintain a minimum clearing deposit of $500,000.

The Partnership also has a trading deposit with Hilltop in the amount of $3,998,963 at December 31, 2015. The trading deposit is required to satisfy margin requirements associated with the Partnership's trading inventory. The amount of margin required fluctuates on a daily basis depending on the amount and type of securities held in the Partnership's inventory trading accounts.

## NOTE C – TRANSACTIONS WITH CLEARING BROKER-DEALER (continued)

The Partnership had a payable to Hilltop of $6,931,242 at December 31, 2015. The payable balance fluctuates on a daily basis as the Partnership purchases and sells securities through Hilltop for its own account. Interest is calculated daily (1.33% at December 31, 2015), based on a fixed spread over the federal funds rate and is paid monthly. The Partnership's debt securities are held by Hilltop as collateral for the payable balance.

## NOTE D – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Partnership had net capital of $4,829,880, which was $4,729,880 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital was .03 to 1 at December 31, 2015.

## NOTE E – RELATED PARTY TRANSACTIONS

Liberty Bankers Life Insurance Company (Liberty), a related party, acts as a common paymaster for the Partnership and regularly advances payroll and other costs on behalf of the Partnership, which the Partnership settles on a regular basis. There is $78,109 due to Liberty at December 31, 2015 related to payroll advances. The Partnership incurred and paid administrative and management fees to Liberty in the amount of $150,000 during the year.

The Partnership's corporate office space, located in Dallas, TX, is provided by Liberty at no cost.

The Partnership is a participating employer in a 401(k) plan offered by Liberty. The plan covers substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Partnership may make matching and discretionary contributions. Employee contributions are vested immediately. For the year ended December 31, 2015 the Partnership made no matching or profit sharing contribution and did not incur any expenses related to the plan.

## NOTE F – OFFICE LEASE

The Partnership leases branch office facilities in Montclair, NJ under a noncancelable operating lease through March 2016. The Partnership's corporate office space located in Dallas, TX is provided by a related party at no cost. Office rent expense for the year totaled $20,876 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

## NOTE G - CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

## NOTE H – OFF-BALANCE-SHEET RISK

As discussed in Note A, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

## NOTE I – CONCENTRATION OF CREDIT RISK

The Partnership is subject to concentration risk by holding large positions in debt securities.

The Partnership has a receivable, debt securities, trading deposit, and a clearing deposit, held by and due from Hilltop totaling $11,993,813 or approximately 98% of total assets at December 31, 2015.

At various times during the year, the Partnership maintains cash balances at a national bank in excess of federally insured amounts. At December 31, 2015, the partnership's uninsured cash balance totaled $9,402. Cash balances fluctuate on a daily basis.

## NOTE J – SUBSEQUENT EVENTS

Management has evaluated all events for recognition and disclosure subsequent to December 31, 2015 through March 11, 2016, which is the date financial statements were available to be issued.

**MIDLAND SECURITIES LTD.**
**SCHEDULE I - SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5**
**DECEMBER 31, 2015**

## COMPUTATION OF NET CAPITAL:

| | |
|---|---|
| Total Partners' Capital | $ 5,190,039 |
| Deductions for nonallowable assets: | |
| Property and equipment, net | 7,155 |
| Other assets | 9,868 |
| Total deductions and/or charges | 17,023 |
| Net Capital before haircuts on securities positions | 5,173,016 |
| Haircuts on securities | |
| Exempted securites | 269,128 |
| Debit securities | 58,049 |
| Undue concentration | 15,959 |
| Total haircuts on securities | 343,136 |
| Net Capital | $ 4,829,880 |
| **AGGREGATE INDEBTEDNESS** | |
| Accounts payable and accrued expenses | $ 22,723 |
| Accrued compensation payable | 48,125 |
| Payable to clearing broker-dealer | 78 |
| Payable to related party | 78,109 |
| Total aggregate indebtedness | $ 149,035 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000) | $ 100,000 |
| Net capital in excess of minimum requirement required or minimum dollar net capital requirement) | $ 4,729,880 |
| Ratio of aggregate indebtedness to net capital | .03 to 1 |

**Note:** The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Midland Securities, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Midland Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Midland Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Midland Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Midland Securities, Ltd. stated that Midland Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Midland Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midland Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 11, 2016



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

# MIDLAND SECURITIES, LTD.

## Exemption Report

**Midland Securities, Ltd.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

**Midland Securities, Ltd.**

I, Bradford A. Phillips, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** 

Title: CEO/FINOP

**February 23, 2016**

**Executive Offices:**
**1605 LBJ Freeway ▪ Suite 710 ▪ Dallas, Texas 75234**
**(469) 522-4400 ▪ Fax (469) 522-4401**

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Partners
Midland Securities, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Midland Securities, Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Midland Securities, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Midland Securities, Ltd.'s management is responsible for Midland Securities, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 11, 2016

SIPC-7 (33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2752*******************MIXED AADC 220
040685 FINRA DEC
MIDLAND SECURITIES LTD
1605 LBJ FWY STE 710
DALLAS TX 75234-6099

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,930

B. Less payment made with SIPC-6 filed (exclude interest) ( - )

Date Paid

C. Less prior overpayment applied ( - )

D. Assessment balance due or (overpayment) 1,930

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,930

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,930

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Midland Securities, Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10th day of March, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,123,575

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions ∅

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 50,828

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 300,886

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): —

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) ∅

Total deductions 351,714

2d. SIPC Net Operating Revenues $ 771,861

2e. General Assessment @ .0025 $ 1,930

(to page 1, line 2.A.)